Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-162546 on Form S-8 and Registration Statement No. 333-162546 on Form S-8 of our reports dated May 22, 2025 relating to the financial statements of Silvercorp Metals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing on Form 6-K dated May 22, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
May 22, 2025